UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

MFS Investment Grade Municipal Trust
(Name of Issuer)

Common Shares
(Title of Class of Securities)

59318B108
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59318B108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,687,046
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 2,687,046
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,687,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 59318B108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,016*
	8	SHARED VOTING POWER 31,406*
	9	SOLE DISPOSITIVE POWER 199,016*
	10	SHARED DISPOSITIVE POWER 31,406*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,422*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

*See Items 2 and 5.

CUSIP NO. 59318B108

Item 1.	Security and Issuer.

This statement relates to the Common Shares of the MFS Investment Grade Municipal Trust (the "Shares"), a Massacusetts Trust (the "Issuer"). The address of the principal executive offices of the Issuer is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

(ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by Karpus Management, Inc.'s corporate account (the "KMI Account").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and adress of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set forth on Schedule A, none of the parties listed on Schedule A beneficially owns any securities of the issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 2,687,046 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents approximately 23.2% of the Issuer's outstanding shares. All funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 2,687,046 Shares beneficially owned by Karpus is approximately $25,687,367, excluding brokerage commissions. The aggregate purchase price of the 230,422 shares held by Mr. Karpus and the KMI Account is approximately $2,149,016, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since March 15, 2013.

On April 11, Karpus sent a letter containing a 14a-8 stockholder proposal to the Issuer requesting that the Board of Trustees consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value. A copy of the letter is attached as Exhibit 99.1.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 11,586,957 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2016 as reported in the Issuer’s Annual Report to Shareholders, filed with the U.S. Securities and Exchange Commission on January 30, 2017.

A.	Karpus

(a)	As of the close of business on April 11, 2017, Karpus beneficially owned the 2,687,046 Shares held in the Accounts.

Percentage: Approximately 23.2%

(b)	1. Sole power to vote or direct vote: 2,687,046
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,687,046
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Karpus

(a)	As of the close of business on April 11, 2017, Mr. Karpus, beneficially owned 199,016 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 31,406 Shares held in the KMI Account.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 199,016
2. Shared power to vote or direct vote: 31,406
3. Sole power to dispose or direct the disposition: 199,016
4. Shared power to dispose or direct the disposition: 31,406

(c)	Neither Mr. Karpus nor the KMI Account have had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 12, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	14a-8 Shareholder Proposal sent to the Fund on April 11, 2017.

99.2	Joint Filing Agreement by and between Karpus Management, Inc. and George W. Karpus, dated April 12, 2017.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 59318B108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	None
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	3,000
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 59318B108

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	3,000	$9.51	2/14/2017
Sale of Common Stock	(75)	$9.48	2/21/2017
Purchase of Common Stock	13,489	$9.55	2/27/2017
Purchase of Common Stock	33,991	$9.58	2/28/2017
Purchase of Common Stock	3,714	$9.52	3/2/2017
Purchase of Common Stock	92	$9.43	3/3/2017
Purchase of Common Stock	12,635	$9.48	3/7/2017
Purchase of Common Stock	35,400	$9.45	3/9/2017
Purchase of Common Stock	2,700	$9.58	3/22/2017
Sale of Common Stock	(100)	$9.64	3/27/2017
Purchase of Common Stock	9,500	$9.65	3/29/2017
Sale of Common Stock	(200)	$9.68	4/3/2017
Sale of Common Stock	(1,400)	$9.66	4/4/2017

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Fund on April 11, 2017

VIA FEDERAL EXPRESS         April 11, 2017

Mark N. Polebaum, Secretary
MFS Investment Grade Municipal Trust
111 Huntington Avenue
Boston, Massachusetts 02199

Re: MFS Investment Grade Municipal Trust ("CXH" or the "Fund"), CUSIP: 59318B108

Mr. Polebaum:
This letter shall serve as notice to the MFS Investment Grade Municipal Trust ("CXH" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to CXH shareholders at the Fund's next annual shareholders' meeting anticipated to be held in October 2017, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the MFS Investment Grade Municipal Trust ("CXH" or the "Fund") request that the Board of Trustees promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  Closed-end funds trade as a function of supply and demand. As such, many factors weigh into whether market participants deem a fund worthy of being a part of their portfolio. With respect to CXH, because of the Fund's persistent discount and relatively low trading volume, one could conclude that there is a substantial lack of overall demand.

  Fortunately, closed-end fund boards have tools to address such issues. In fact, many funds, such as CXH, have language in their prospectus to address persistent discounts. The Fund's prospectus states: "the trust may repurchase its shares from time to time in the open market or otherwise as and when it is deemed advisable by the trustees." The prospectus further provides language where shareholder can ask the Trustees to put forth an open-ending proposal if certain conditions are met.

  Despite having this language, to our knowledge we are not aware of any such actions being taken for the Fund's common shares. As an investor, we cannot understand why the Trustees would not take more aggressive or committed measures to address the Fund's persistent discount.

  The Fund's own prospectus anticipates that it may need to take action from time to time to reduce a persistent discount. Now is clearly that time. Our proposal, if approved and implemented, would take steps toward the type of action that it doesn't appear the Trustees are willing to consider on behalf of shareholders. If put in place and a majority of outstanding shares are tendered, this would indicate that shareholders do not support the Fund continuing in its closed-end fund format.

  Even though the Board is likely to come up with a wide range of excuses as to why they have not implemented actions like those we are proposing, MFS' own proxy guidelines state they will: "support proposals to institute share repurchase plans in which all shareholders have the opportunity to participate on an equal basis. Such plans may include a company acquiring its own shares in the open market, or a company making a tender offer to its own shareholders."

  Why do they not hold themselves to the same standards that they hold for their portfolios' investments?

  Please vote FOR Karpus' Proposal and tell our Fund's Trustees that you want them to take action to narrow CXH's discount and offer shareholders liquidity at or near net asset value for their shares.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/ Brett D. Gardner

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the MFS Investment Grade Municipal Trust. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

April 12, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS